EXHIBIT 8.1
LIST OF SUBSIDIARIES

SUBSIDIARY NAME
JURISDICTION OF INCORPORATION
Blyvooruitzicht Gold Mining Company Limited South Africa
West Witwatersrand Gold Holdings Limited South Africa
Crown Consolidated Gold Recoveries Limited South Africa
Stand 752 Parktown Extension (Pty) Limited South Africa
DRD International Aps (Pty) Limited Denmark
DRD Australasia Services Company (Pty) Limited Australia
DRD Australia APS Denmark
DRD (Isle of Man) Limited Isle of Man
DRD (Porgera) Limited Papua New Guinea
Tolukuma Gold Mines Limited Papua New Guinea
Fortis (Pty) Limited Papua New Guinea
Net-Gold Services Limited Bermuda